EXHIBIT 99.1

Hydrogenics Reports Second Quarter 2015 Results

Three Significant Milestones Achieved in Quarter Provide Foundation for Future Success

Shipment Timing of Two Contracts Impacts Revenue in Quarter

MISSISSAUGA, Ontario, Aug. 11, 2015 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported second quarter 2015 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

Second Quarter Highlights

"We are very encouraged by three significant developments in the quarter," said Daryl Wilson, President and Chief Executive Officer.

"First, on May 22, 2015 we signed the largest commercial order for fuel cells in the Company's history with Alstom Transport, a global leader in rail infrastructure, to provide power modules for at least 200 engines in a contract worth, including service and maintenance, more than €50 million over a 10 year period. This contract drove our firm order backlog to its highest level ever. It's an exciting achievement which not only demonstrates the growing demand for hydrogen-based transportation but Hydrogenics' role in developing leading-edge technology in the space.

"Second, with regard to Kolon, our partner in South Korea, our initial megawatt of power modules was shipped on June 25, 2015 is now onsite being commissioned. We expect the facility to be fully operational by early September. This represents the first step for future multi-megawatt power generation using fuel cell technology in South Korea and elsewhere.

"Finally, on May 4, 2015 we completed factory acceptance testing of our first next-generation, megawatt class PEM energy storage system. It was subsequently delivered to E.ON in Hamburg, Germany with installation and commissioning on this unit completed in early July. This is the world's largest single stack electrolysis unit and represents the basis for commercialization of utility-scale, multi-megawatt installations already quoted in our sales pipeline.

"So while our financial results this period were not as strong as we had expected due to shipment timing that pushed revenue into early July, we are strengthening our leadership in a world rapidly coming to realize the benefits of everything associated with hydrogen technology. Overall, the Company is well positioned for higher growth as well as increased order flow heading into 2016."

Summary of Results for the Quarter Ended June 30, 2015

  Revenue decreased to $7.4 million, versus $10.7 million last year, reflecting shipment timing and the decline in the value of the Euro compared to the US dollar in the second quarter of 2015 compared with the second quarter of 2014. Excluding the foreign exchange impact of $1.0 million, the decrease in revenue was approximately 20%.

  Gross profit was 14.1% of revenue for the quarter, versus 30.2% in the prior-year period, reflecting a change in product mix as well as higher indirect overhead costs as a percent of revenue when compared to the prior-year period. The weakening of the Euro relative to the US dollar of $0.3 million also contributed to the decrease.

  Cash operating costs declined 5% to $3.4 million for the three months ended June 30, 2015 compared to $3.6 million for the three months ended June 30, 2014, primarily reflecting lower SG&A expenses due to the impact of lower exchange rates on expenses denominated in Euros and Canadian dollars of $0.5 million, partially offset by a slight increase in R&D expenses.

  Adjusted EBITDA2 loss was $2.3 million for the quarter compared with an Adjusted EBITDA2 loss of $0.3 million in the second quarter of 2014.

  Net loss was $3.7 million, or $(0.37) per share, in the quarter compared with a net loss of $0.1 million, or $(0.01) per share, in the second quarter of 2014.

  Hydrogenics secured $53.6 million of orders for renewable energy storage, industrial gas and power system applications during the quarter, resulting in a backlog of $102.3 million as of June 30, 2015. Order backlog movement during the second quarter (in millions) was as follows:

Expected Revenue Recognition
	Mar 31, 2015 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	June 30, 2015 backlog	During next 12 months	Beyond next 12 months
OnSite Generation	$ 27.7	$ 3.6	$ --	$ 4.5	$ 26.8	$ 24.1	$ 2.7
Power Systems	28.1	50.0	0.3	2.9	75.5	6.7	68.8
Total	$ 55.8	$ 53.6	$ 0.3	$ 7.4	$ 102.3	$ 30.8	$ 71.5
  The Company exited the second quarter with $9.9 million of cash and restricted cash, a $0.5 million decrease from December 31, 2014, primarily reflecting: (i) $7.6 million of cash used in operating activities; (ii) $0.8 million related to the purchase of property, plant and equipment and; (iii) the foreign exchange impact of $0.5 million on the Euro and Canadian-denominated cash balances; partially offset by (iv) $8.5 million of proceeds of net operating borrowings, including the new $7.5 million credit facility.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to the Company's share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.

  Adjusted EBITDA is defined as net loss excluding stock based compensation (both cash settled long term compensation indexed to share price and share based compensation), other finance income and expenses, depreciation and amortization. These items are considered by management to be outside of Hydrogenics' ongoing operational results. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.

Conference Call Details

Hydrogenics will hold a conference call at 10:00 a.m. EDT on August 11, 2015 to review the second quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873. A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fueled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Reconciliation of Cash Operating Costs to Operating Costs and Adjusted EBITDA to Net Loss
(in thousands of US dollars)
(unaudited)

Cash operating costs
	Three months ended		Nine months ended
	June 30		June 30
	2015	2014	2015	2014
Selling, general and administrative expenses	$ 2,579	$ 1,979	$ 5,158	$ 6,546
Research and product development expenses	1,039	915	2,061	1,831
Total operating costs	$ 3,618	$ 2,894	$ 7,219	$ 8,377
Less: Depreciation of property, plant and equipment and intangibles	(84)	(95)	(177)	(154)
Less: Compensation costs indexed to share price	90	968	234	(593)
Less: Stock-based compensation losses	(176)	(156)	(294)	(292)
Cash operating costs	$ 3,448	$ 3,611	$ 6,982	$ 7,338

Adjusted EBITDA
	Three months ended		Nine months ended
	June 30		June 30
	2015	2014	2015	2014
Net loss	$ (3,700)	$ (124)	$ (7,127)	$ (3,873)
Finance loss (income)	1,124	471	2,103	654
Depreciation of property, plant and equipment and intangible assets	149	178	310	318
Compensation indexed to share price	(90)	(968)	(234)	593
Stock-based compensation expense	176	156	294	292
Adjusted EBITDA	$ (2,341)	$ (287)	$ (4,654)	$ (2,016)

Hydrogenics Corporation
Condensed Interim Consolidated Balance Sheets
(in thousands of US dollars)
(Unaudited)
	June 30,	December 31,
	2015	2014

Assets
Current assets
Cash and cash equivalents	$ 8,016	$ 6,572
Restricted cash	1,247	3,228
Trade and other receivables	11,840	12,900
Inventories	15,351	14,698
Prepaid expenses	787	747
	37,241	38,145
Non-current assets
Restricted cash	655	621
Investment in joint venture	2,139	2,150
Property, plant and equipment	2,304	1,873
Intangible assets	213	157
Goodwill	4,241	4,609
	9,552	9,410
Total assets	$ 46,793	$ 47,555

Liabilities
Current Liabilities
Operating borrowings	$ 1,671	$ --
Trade and other payables	9,738	13,156
Warranty provisions	1,483	1,392
Deferred revenue	8,694	6,771
	21,586	21,319
Non-current liabilities
Other non-current liabilities	10,310	3,464
Non-current warranty provisions	837	1,155
Non-current deferred revenue	5,400	6,141
	16,547	10,760
Total liabilities	38,133	32,079
Equity
Share capital	348,275	348,259
Contributed surplus	20,099	18,927
Accumulated other comprehensive loss	(2,985)	(2,108)
Deficit	(356,729)	(349,602)
Total equity	8,660	15,476
Total equity and liabilities	$ 46,793	$ 47,555

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except share and per share amounts)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Revenues	$ 7,368	$ 10,723	$ 14,899	$ 18,782
Cost of sales	6,326	7,483	12,704	13,624
Gross profit	1,042	3,240	2,195	5,158

Operating expenses
Selling, general and administrative expenses	2,579	1,979	5,158	6,546
Research and product development expenses	1,039	915	2,061	1,831
	3,618	2,894	7,219	8,377

Gain (Loss) from operations	(2,576)	346	(5,024)	(3,219)

Finance income (expenses)
Interest expense, net	(369)	(132)	(496)	(264)
Foreign currency gains (losses), net	73	(298)	(763)	(209)
Gain (loss) from joint venture	57	--	41	--
Other finance losses, net	(885)	(41)	(885)	(181)
Finance income (loss), net	(1,124)	(471)	(2,103)	(654)

Loss before income taxes	(3,700)	(125)	(7,127)	(3,873)
Income tax expense	--	--	--	--
Net loss for the period	(3,700)	(125)	(7,127)	(3,873)
Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	185	(62)	(877)	(67)
Comprehensive loss for the period	$ (3,515)	$ (187)	$ (8,004)	$ (3,940)

Net loss per share
Basic and diluted	$ (0.37)	$ (0.01)	$ (0.71)	$ (0.41)

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Cash and cash equivalents provided by (used in):

Operating activities
Net loss for the period	$ (3,700)	$ (125)	$ (7,127)	$ (3,873)
(Increase) decrease in restricted cash	1,410	62	1,947	(191)
Items not affecting cash:
Amortization and depreciation	149	178	310	318
Other finance losses, net	--	41	--	181
Unrealized foreign exchange losses (gains)	(261)	4	(256)	90
Unrealized gain on joint venture	(58)	--	(42)	--
Accreted non-cash and unpaid interest	345	115	466	233
Payment of post-retirement benefit liability	--	(21)	--	(45)
Portion of borrowings recorded as a reduction from research and development expenses	--	(118)	--	(118)
Stock-based compensation	176	157	294	293
Stock based compensation – RSUs and DSUs	(90)	(969)	(234)	592
Warrant issuance	885	--	885	--
Net change in non-cash working capital	(3,146)	(4,126)	(1,897)	(6,097)
Cash used in operating activities	(4,290)	(4,802)	(5,654)	(8,617)

Investing activities
Proceeds from disposals	--	--	--	9
Purchase of property, plant and equipment	(394)	(219)	(765)	(525)
Purchase of intangible assets	(81)	--	(81)	(80)
Cash used in investing activities	(475)	(219)	(846)	(596)

Financing activities
Repayment of repayable government contributions	(110)	(339)	(110)	(389)
Proceeds of borrowings, net of transaction costs	6,866	854	6,866	854
Proceeds of operating borrowings	1,671	--	3,822	--
Repayment of operating borrowings	(2,151)	(1,722)	(2,151)	--
Common shares issued	3	13,552	9	13,661
Cash provided by financing activities	6,279	12,345	8,436	14,126

Effect of exchange rate fluctuations on cash and cash equivalents held	295	(9)	(492)	(77)
Increase (Decrease) in cash and cash equivalents during the period	1,809	7,315	1,444	4,836
Cash and cash equivalents - Beginning of period	6,207	9,344	6,572	11,823
Cash and cash equivalents - End of period	$ 8,016	$ 16,659	$ 8,016	$ 16,659
CONTACT: Hydrogenics Contacts:
         Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com